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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/X/ Form 3 Holdings Reported

/X/ Form 4 Transactions Reported
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1. Name and Address of Reporting Person*

    Tang, Yong Kiat Rickie
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

         335 Bukit Timah Road #10-02
--------------------------------------------------------------------------------
                                    (Street)
    Singapore 259718
--------------------------------------------------------------------------------
  (City)                           (State)                (Zip)

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2. Issuer Name and Ticker or Trading Symbol

     POPstar Communications, Inc.  - POPS
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)
     N/A
--------------------------------------------------------------------------------
4. Statement for Month/Year

     Fiscal Year Ended December 31, 2000
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

     November 10, 1999
--------------------------------------------------------------------------------

6. Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
-----------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person
     [_]  Form Filed by More than 1 Reporting Person

=============================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
=============================================================================

1. Title of Security
        i.   Common stock
        ii.  Common stock

2. Transaction Date Month/Day/Year
        i.   7/28/99
        ii.  3/30/00

3. Transaction Code
           Code                 V
     ----------------     ---------------
        i.  P(3A)* (see Explanation of Responses, Note 1)
        ii. P(4)

4. Securities Acquired (A) or Disposed of (D)
                 Amount             (A) or (D)            Price
            ----------------     ---------------    ---------------
        i.      1,750,000             (A)            $1,458,333.00
        ii.       250,000             (A)            $  208,333.32

5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year
        i.   1,750,000
        ii.  2,000,000

6. Ownership Form: Direct (D) or Indirect (I)
        i.   Indirect
        ii.  Indirect

7. Nature of Indirect Beneficial Ownership

     i. Shares held by Kemayan E.C. Hybrid Ltd., a British Virgin Islands company. Mr. Tang is a director and has sole voting and investment power with respect to these shares.
     ii. Shares held by Kemayan E.C. Hybrid Ltd., a British Virgin Islands company. Mr. Tang is a director and has sole voting and investment power with respect to these shares.


* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

=============================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
=============================================================================

1. Title of Security

      No reportable transactions

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (M/D/Y)

4. Transaction Code
           Code                   V
       ----------------     ---------------

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
            (A)                 (D)
       ----------------     ---------------

6. Date Exercisable and Expiration Date (M/D/Y)
       Date Exercisable     Expiration Date
       ----------------     ---------------

7. Title and Amount of Underlying Securities
          Title         Amount or Number of Shares
       ------------     --------------------------

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at End of Year

10. Ownership of Derivative Security: Direct (D) or Indirect(I)

11. Nature of Indirect Beneficial Ownership


Explanation of Responses:

Note 1: The initial acquisition of 1,750,000 common shares was previously reported on Mr. Tang's Initial Statement of Beneficial Ownership of Securities as shares directly held by him; these 1,750,000 shares are held directly by Kemayan E.C. Hybrid Ltd. ("KECH"), a British Virgin Islands company. Mr. Tang's nature of ownership is indirect. Mr. Tang has sole or shared voting and investment power over KECH and he is also a Director.


      /s/ Yong Kiat Rickie Tang                          January 29, 2001
---------------------------------------------          ----------------------
      **Signature of Reporting Person                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.